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TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: TUESDAY, January 16, 2006

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST UPDATES CUSTOMER BACKED RIG CONSTRUCTION PROGRAM

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("Trinidad" or the "Trust") is pleased to announce the following:

Customer Backed 5 Rig Construction Program

Trinidad continues work on additional long term contracts with three major North American oil and gas exploration and development companies whereby it will provide 5 new drilling rigs ranging in depth capacity from 5,000 metres to 5,500 metres. All five rigs will be operating in the United States, each backed by take-or-pay contracts.

The total construction costs for the 5 rigs will be approximately $80 million (Cdn) and is being funded through Trinidad's recently expanded credit facility and internal cashflow.

Trinidad's most recent rig construction program consists of two 5,000 metre 1,200 horsepower triple rigs, and three 5,500 metre 1,500 horsepower triple rigs. Four of the triple rigs are contracted for a minimum of 365 days per year for each of the next three years. The fifth rig has been contracted for two years plus an option for an additional year at market rates for a minimum of 365 days per year. The rigs being commissioned in the United States are expected to be delivered in February through June of 2007 and are currently planning to operate in Texas and Oklahoma.

These five rigs being constructed will increase Trinidad's United States drilling fleet to 42 rigs. The US fleet combined with the completed Canadian drilling fleet of 64 rigs will give Trinidad a total of 106 drilling rigs once all existing construction programs are completed.

Of the previously announced rigs under construction for Canada, seven of the total eleven rigs have been completed and put in service as at year end with the remaining four to be finished and drilling by April of 2007. In the United States market, of the original 17 rigs which were being built, 11 have been delivered and are drilling at year end. The remaining six rigs are currently schedule to be completed by the second quarter of 2007.

The rig construction program will result in:

- An increase in operating cash flow per unit and cash available for distribution per unit as the rigs commence operations;

- Provide unitholders with downside risk protection as a result of the take or pay contracts;

- An increased presence within the United States market at fixed current market day rates at a guaranteed minimum rig utilization of 89%; and

- Further customer validation of Trinidad's deep drilling market focus.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. With the completion of the acquisition of the Cheyenne rigs and with new rig construction, the Trust will have 106 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 18 service rigs that have been completely retrofitted or are new within the past five years and 2 more service rig currently under construction. Trinidad also operates 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

This news release may contain forward-looking statements concerning the anticipated performance of the Trust. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Trust undertakes no obligation to update forward-looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com